Ard
3/11/03

03014662

CM

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING
MAR 10 2003

SEC FILE NUMBER
8- 45497

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DIVERSIFIED RESOURCES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

70 Jefferson Boulevard
(No. and Street)

Warwick (City) RI (State) 02888 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
George E. Wright (401) 941-1500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Muto, Vollucci & Co., Ltd.
(Name – *if individual, state last, first, middle name*)

51 Jefferson Blvd., Suite 400 (Address) Warwick (City) RI (State) 02888 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MAR 21 2003

OATH OR AFFIRMATION

I, George E. Wright, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Diversified Resources LLC, as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

George E. Wright

Signature

Member

Title

Maryann Magnan

Notary Public MCP 6-12-02

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- * [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- * [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- * [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- * [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- N/A [ ] (m) A copy of the SIPC Supplemental Report.
- N/A [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

*Exempt under Rule 15c-3-3(k)2(b)-No customer accounts.

Diversified Resources LLC

Financial Statements

For the Year Ended
December 31, 2002

Table of Contents

Muto, Vollucci & Co., Ltd.
Certified Public Accountants

51 Jefferson Blvd.
Suite 400
Warwick, RI
02888

401/461-9400
Fax:
401/461-1270

122 Bellevue Avenue
Newport, Rhode Island
02840

401/846-1800
401/846-9550
Fax:
401/846-0994

e-mail:
mvollucci@mutovollucci.com
mmuto@mutovollucci.com

Independent Auditors' Report

George E. Wright, Member
Diversified Resources LLC
70 Jefferson Boulevard, Suite 201
Warwick, RI 02888

We have audited the accompanying balance sheet of Diversified Resources LLC as of December 31, 2002 and the related statements of changes in member's capital, income, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Diversified Resources LLC at December 31, 2002 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Muto, Vollucci & Co., Ltd.
MUTO, VOLLUCCI & CO., LTD.

February 26, 2003

Diversified Resources LLC
Balance Sheet
December 31, 2002

Assets

	ALLOWABLE	NON-ALLOWABLE	TOTAL
Cash	$ 10,044	$	$ 10,044
12b(1) fees receivable		6,082	6,082
Commissions receivable	63		63
Management fees receivable (Note 4)		62,418	62,418
Investments	7,582	59,788	67,370
Equipment, net of $5,021 in accumulated depreciation	0		0
Organization costs, net of $400 in accumulated amortization	600		600
Total assets	$ 18,289	$128,288	$146,577

Liabilities and Member's Capital

	ALLOWABLE	NON-ALLOWABLE	TOTAL
Liabilities:			
Accrued expenses	$ 9,677		$ 9,677
Employee withholdings	828		828
Total liabilities	10,505		10,505
Member's capital (Note 3)	7,784	128,288	136,072
Total liabilities and member's capital	$18,289	$128,288	$146,577

See independent auditors' report
and accompanying notes.

Diversified Resources LLC
Statement of Changes in Member's Capital
For the Year Ended December 31, 2002

Member's capital, beginning of the period	$157,580
Net income	129,367
Add: capital contributions	17,165
Less: member's draw	168,040
Member's capital, end of the period	$136,072

See independent auditors' report
and accompanying notes.

Diversified Resources LLC
Statement of Income
For the Year Ended December 31, 2001

Revenue:	
Securities commissions	$ 29,754
Management fees	271,282
Insurance products commissions	28,202
Loss on investments (Note 1)	(1,634)
Total revenue	327,604
Expenses:	
Amortization	200
Automobile expenses	14,919
Charitable contributions	400
Continuing professional education	1,121
Employee benefits	1,001
Entertainment	4,003
General Insurance	500
Licenses, registrations and dues	3,906
Marketing	21,967
Member's medical benefits	9,555
Member's pension	38,205
Office expenses	10,078
Payroll	44,200
Payroll taxes	2,770
Pension contribution	10,023
Postage and overnight delivery	1,525
Professional fees	7,405
Professional liability insurance	5,151
Rent	12,000
Rep commissions	4,348
Telephone	3,342
Utilities	1,618
Total expenses	198,237
Net income	$129,367

See independent auditors' report
and accompanying notes.

Diversified Resources LLC
Statement of Cash Flows
For the Year Ended December 31, 2002

Cash flows from operating activities:	
Net income	$ 129,367
Adjustments to reconcile net income to net cash provided by operating activities:	
Amortization	200
Increase (decrease) in cash from changes in assets and liabilities:	
12b(1) fees receivable	663
Commissions receivable	2,366
Investments	(3,367)
Management fees receivable	11,288
Accrued expenses	4,324
Employee withholdings	183
Total adjustments	15,657
Net cash provided by operating activities	145,024
Net cash provided by (used in) financing activities:	
Member's distributions	(168,040)
Member's capital contribution	17,165
Net cash used in financing activities	(150,875)
Decrease in cash and cash equivalents	(5,851)
Cash and cash equivalents, beginning of the year	15,895
Cash and cash equivalents, end of the year	$ 10,044

See independent auditors' report
and accompanying notes.

Diversified Resources LLC
Notes to Financial Statements

1. Business Activity

Operated as a limited liability company organized during the Year 2002 in the State of Rhode Island, the registered broker and dealer in securities limits its operations as described in SEC Rule 15c3-1(a)(2)(vi) (Subscriptions to mutual funds Firm ID No. 031346) along with placement of variable annuities and variable life insurance policies. The financial statements present a combination organization of a broker dealer and a registered investment advisor (see Note 4).

2. Summary of Significant Accounting Policies

<u>Handling Customers' Funds</u>

Customers' checks are made payable directly to the mutual funds ordered by the customer. The checks are promptly submitted to the mutual fund firms, i.e., not held beyond overnight, and do not enter the accounts of the Company. The same procedure is followed with placements of variable annuities and variable life insurance policies to insurance companies.

<u>Revenue Recognition</u>

Commission income is recorded on a trade date basis. Increases and decreases in market value of mutual funds held as investments are recognized as gain and loss on investment when reported.

<u>Income Taxes</u>

Federal income taxes are not payable by, or provided for, the Company. The sole member is taxed individually on the Company's earnings; accordingly, the financial statements do not contain a provision for federal and state income taxes.

<u>Investments</u>

During 2000, the Company purchased NASDAQ common stock and warrants, which are presented at cost on the financial statements.

3. Net Capital and Reserve Requirements

As a registered broker and dealer in securities, the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1), which requires that the Company maintain minimum net capital of $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1.

At December 31, 2002, the Company had a net capital of $7,784, which was $2,784 in excess of its required net capital of $5,000. At December 31, 2002, the Company's aggregate indebtedness to net capital ratio was 1.35 to 1.

See independent auditors' report.

4. Fee Only Services

Since 1993, Diversified Resources LLC has been a Registered Investment Advisor. The Registered Investment Advisor's purpose is to offer fee based asset management to its clients. (See Note 1)

For the period ending December 31, 2002 the Company exclusively used SEI Investments, which offers no load mutual funds in Asset Allocation models. Clients of the Company make their checks payable only to SEI Trust Company. The Company does not accept checks made out to itself, nor does it accept cash.

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL
REQUIRED BY SEC RULE 17a-5

Muto, Vollucci & Co., Ltd.
Certified Public Accountants

51 Jefferson Blvd.
Suite 400
Warwick, RI
02888

401/461-9400
Fax:
401/461-1270

122 Bellevue Avenue
Newport, Rhode Island
02840

401/846-1800
401/846-9550
Fax:
401/846-0994

e-mail:
mvollucci@mutovollucci.com
mmuto@mutovollucci.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

George E. Wright, Member
Diversified Resources LLC
70 Jefferson Boulevard, Suite 201
Warwick, RI 02888

In planning and performing our audit of the financial statements of Diversified Resources LLC for the year ended December 31, 2002, we considered its internal control structure, including, if necessary, procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital. The Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors on a financial statement being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.

Muto, Vollucci & Co., Ltd.

MUTO, VOLLUCCI & CO., LTD.

February 26, 2003